Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Fiscal Year Ended
	September 24, 2011	September 25, 2010	September 26, 2009	September 27, 2008	September 29, 2007
Earnings:
Earnings (loss) before provision for income taxes	$227,386	$(54,991)	$(2,154,130)	$(327,272)	$148,489
Fixed charges	121,472	133,603	142,400	140,311	6,072
Interest capitalized during the period	—	(25)	(372)	(533)	—
Amortization of capitalized interest	93	—	—	—	—

Total earnings (losses)	$348,951	$78,587	$(2,012,102)	$(187,494)	$154,561

Fixed charges:
Interest expense	$114,846	$127,107	$134,957	$133,043	$2,511
Interest capitalized during the period	—	25	372	533	—
Estimate of interest within rental expense	6,626	6,471	7,071	6,735	3,561

Total fixed charges	$121,472	$133,603	$142,400	$140,311	$6,072

Ratio of earnings to fixed charges (a)	2.87	—	—	—	25.45

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of our income (loss) before provision for income taxes plus our fixed charges. Fixed charges consist of interest expense, amortization of debt discount and debt issuance costs and an estimate of the interest portion of rental expense. Interest expense recorded on uncertain tax positions has been recorded in the provision for income taxes and therefore has been excluded from the calculation.

(a)	In 2010, 2009 and 2008, we incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $55.0 million, $2.15 billion and $327.8 million, respectively.